Mail Stop 4561

September 28, 2006

Mr. Charles R. Elliott
Chief Financial Officer, Secretary, and Treasurer
Roberts Realty Investors, Inc.
450 Northridge Parkway
Suite 302
Atlanta, GA   30350

   Re: **Roberts Realty Investors, Inc.**
     Form 10-K for the year ended December 31, 2005
     Filed March 22, 2006
     File No. 001-13183

Dear Mr. Elliott:

   We have reviewed your response letter dated September 25, 2006 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 8 – Segment Reporting, page F-18

1. We have read and reviewed your response to our comment; however, we continue to question the aggregation of all of your operating segments into one reportable segment. You noted in your response dated July 31, 2006 and in your disclosure that you manage and evaluate the performance of each of your properties on an individual basis; thus, each of your properties is an operating segment pursuant to SFAS 131. However, you have not yet provided us with a thorough analysis which supports the aggregation of all of your properties based on a comparison of the economic characteristics listed in (a)-(e) of paragraph 17 of SFAS 131 and the long-term average gross margins of your properties. It still appears to us that your multifamily apartment properties and retail properties may be considered separate reportable segments under SFAS 131 since the economic characteristics of these types of properties don't appear to be similar. Please provide us with a detailed analysis supporting the aggregation of your properties into one reportable segment based on economic characteristics, such as lease term, type of customer, and type of rent, and long-term performance. Aggregation is only appropriate if the segments have similar economic characteristics and the segments share a majority of the aggregation criteria listed in (a)-(e) of paragraph 17 of SFAS 131. For reference see paragraph 6 of EITF 04-10.

Form 10-Q for the quarter ended June 30, 2006

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, pages 19 and 21

2. We note that you have presented net operating income, NOI, for Addison Place on pages 19 and 21 of your MD&A. NOI per property is not an acceptable non-GAAP measure, because it is not reconcilable to a GAAP measure since net income per property is not reported. In future filings, please revise your disclosure accordingly.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief